EXHIBIT 12

AEP TEXAS NORTH COMPANY AND SUBSIDIARY
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended	Nine Months Ended
	2001	2002	2003	2004	2005	9/30/2006	9/30/2006
EARNINGS (LOSS)
Income (Loss) Before Income Taxes	$17,881	$(25,780)	$85,926	$70,168	$60,053	$12,896	$13,014
Fixed Charges (as below)	24,916	21,884	23,135	22,715	20,987	19,722	14,314
Total Earnings (Loss)	$42,797	$(3,896)	$109,061	$92,883	$81,040	$32,618	$27,328

FIXED CHARGES
Interest Expense	$23,275	$20,845	$22,049	$21,985	$19,817	$18,384	$13,351
Credit for Allowance for Borrowed Funds Used During Construction	1,130	379	367	217	378	546	369
Estimated Interest Element in Lease Rentals	511	660	719	513	792	792	594
Total Fixed Charges	$24,916	$21,884	$23,135	$22,715	$20,987	$19,722	$14,314

Ratio of Earnings (Loss) to Fixed Charges	1.71	(0.17)	4.71	4.08	3.86	1.65	1.90

For the year ended December 31, 2002, the Earnings to cover Fixed Charges was deficient by $25,780,000.